Luvu Brands, Inc.

2745 Bankers Industrial Drive

Atlanta, GA 30360

'CORRESP'

February 10, 2025

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, DC  20549

Attn:	Stephany Yang Melissa Gilmore

Re:	Luvu Brands, Inc. Form 10-K for the Fiscal Year Ended June 30, 2024 Filed September 30, 2024 File No. 000-53314

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated February 10, 2025.  Following are the Company's responses to the staff's comments.

Form 10-K for the Fiscal Year Ended June 30, 2024

Item 1C. Cybersecurity, page 7

Comment 1.	Please revise future filings to provide the cybersecurity disclosures required by Item 1C of Form 10-K and Item 106 of Regulation S-K.

Response:	The Company will provide the cybersecurity disclosures required by Item 1C of Form 10-K and Item 106 of Regulation S-K in its future filings

Exhibits 32.1 and 32.2 Certifications, page X-32

Comment 2.

We note the Section 906 certifications of your Chief Executive Officer and Chief Financial Officer reference the Form 10-K for the fiscal year ended June 30, 2023. Please revise future filings to refer to the appropriate periodic report.

Response:	The Company undertakes to refer to the appropriate report within its Section 906 certifications in future filings.

Division of Corporation Finance

United States Securities and Exchange Commission

February 10, 2025

We trust the foregoing sufficiently responds to the staff's comments.

Sincerely,

/s/ Christopher Knauf
Christopher Knauf
Chief Financial Officer

cc:           Brian A. Pearlman, Esq.